Exhibit 99.1

05-010 Date: May 4, 2005
NEWS RELEASE	Contact:
& Q1 INTERIM REPORT	Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357
Agrium doubles first quarter
earnings and expects strong	Christine Gillespie
second quarter	Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the first quarter were $24-million ($0.18 diluted earnings per share), more than double earnings of $11-million ($0.08 diluted earnings per share) for the comparable period last year.

“We had a great first quarter and expect an excellent second quarter”, said Mike Wilson, Agrium’s President and CEO. “Demand and pricing for both urea and potash have continued to strengthen and were the major contributors to the increase in our earnings, in what is normally a seasonally slow quarter. Strong North American markets should result in our urea and ammonia sales for the first half being well above last year’s levels. Our retail business yet again delivered improved year-over-year results, and all indications are that this will continue in the second quarter. Our phosphate business also remained a stable contributor to our earnings.”

“We continue to see momentum in our earnings due to strong industry fundamentals and are optimistic about market conditions for the next few years”, said Mr. Wilson. “We recently announced a share buyback program as a reflection of our ongoing confidence in our future share price growth, and remain committed to actively pursuing growth opportunities.”

Agrium is issuing earnings guidance of $1.00 to $1.10 diluted earnings per share for the first half of 2005, compared to the $0.62 diluted earnings per share earned in the first half of 2004.

KEY DEVELOPMENTS

•	Our Retail operations achieved increases in net sales and gross profit for fertilizers, crop protection chemicals, seed and services over the previous year. As anticipated, North American spring fertilizer demand is very strong. First half fungicide sales are expected to be higher in California as a result of high moisture conditions, as well as in the Midwest with increased preventative applications on soybeans.

•	Our urea sales volumes and margins were higher compared to the same period last year. First quarter ammonia margins were lower as a result of higher natural gas costs and proportionately lower sales into higher margin markets. Margins for all other nitrogen products increased over the same period last year. Benchmark nitrogen prices continued to move higher in the second quarter and U.S. ammonia and urea prices are currently 55 percent higher than this time last year.

•	Our overall average natural gas cost for the first quarter of 2005 was $4.19/MMBtu, versus a cost of $3.94/MMBtu in the first quarter of 2004. A $0.63/MMBtu increase in the NYMEX gas cost was partially offset by the widening of the AECO basis from $0.68/MMBtu in the first quarter of 2004 to $0.90/MMBtu in the first quarter of 2005. Our Kenai, Alaska nitrogen facility operated at 58 percent of capacity in the first quarter. We expect to be able to operate the Kenai facility at 85 percent of capacity from April 1, 2005 through to October 31, 2005, an increase over previous estimates, with the majority of the gas to be supplied by Unocal at contract rates.

•	We are investing approximately $40-million to expand our ESN® and Duration CR® coating capacity at our Carseland, Alberta nitrogen facility by 150,000 tonnes per year, as a critical step in our goal of world scale production and marketing of ESN®.

•	Our average potash prices were 36 percent higher than the first quarter of 2004 and accounted for over 20 percent of total gross profit this quarter. We will be expanding our annual potash capacity by 310,000 tonnes bringing our total potash capacity to over two million tonnes. The $65-million capital cost for the potash expansion includes the cost of increasing storage and compaction capacity. The higher compaction capacity will increase our production of premium granular grade potash over standard potash. The premium granular market is a rapidly growing market and commands a price premium over standard potash.

•	We generated $125-million in cash from operating activities in the first quarter, bringing our total cash position at the end of the first quarter to $326-million. We have announced plans to buyback up to 10 percent of our shares through a normal course issuer bid. In February, we redeemed all $175-million of our eight percent preferred securities for cash, eliminating their potentially dilutive impact on earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 4, 2005

The following interim Management’s Discussion and Analysis (MD&A) updates our annual MD&A included in our 2004 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

Agrium’s first quarter consolidated net earnings were $24-million, or $0.18 diluted earnings per share. This is an increase of $13-million over net earnings of $11-million, or $0.08 diluted earnings per share, as restated, for the first quarter of 2004. Net earnings and earnings per share for periods prior to January 1, 2005 have been restated to reflect changes to Canadian generally accepted accounting principles (GAAP) requiring Agrium’s preferred securities to be classified as debt rather than equity. This new treatment results in preferred securities charges being charged against our net earnings as interest expense including associated foreign exchange and income tax impacts. Net earnings for the first quarter of 2004, as previously reported, were $12-million ($0.07 diluted earnings per share). The total decrease in retained earnings from the retroactive application of this change in accounting policy was $6-million.

Earnings before interest and taxes (EBIT) were $52-million for the first quarter of 2005, an improvement of $21-million over EBIT of $31-million for the first quarter of 2004.

The growth in 2005 first quarter net earnings and EBIT compared to 2004 is predominantly due to results from our North America Wholesale business, which continues to benefit from tight supply and demand fundamentals, primarily for urea and potash in both our international and domestic markets.

Cash Provided by Operating Activities

First quarter operating activities of 2005 provided cash of $125-million compared to $102-million for the same quarter of 2004. The majority of the $23-million increase is due to the increase in 2005 first quarter net earnings.

Financial Position

Quarter ended cash balances of $326-million reflect both our strong opening position and first quarter cash provided by operations, offset in part by the $175-million cash outlay used to redeem our eight percent preferred securities on February 14, 2005.

Consolidated accounts receivable and inventories have increased by $69-million and $52-million respectively compared to the same quarter last year. In addition to a general increase in our trade receivables from higher sales volumes and prices, receivables in our Retail operation increased by approximately $14-million from the acquisition of 18 South American retail centres. The majority of the change in inventory was in our Retail operation, and reflects increased costs, as well as higher fungicide and seed volumes in anticipation of a strong spring season. The remaining increase in inventory relates largely to increased volumes of ammonia in our Wholesale businesses.

Other liabilities are up $62-million compared to the prior year, largely due to accruals made in the fourth quarter of 2004 related to the planned closure of our Kenai, Alaska nitrogen facility in November 2005.

Business Segment Performance

Retail

•	First quarter gross profit in our Retail segment of $51-million, was up $4-million from gross profit of $47-million reported in the first quarter of 2004. This increase relates primarily to increased fertilizer prices and higher fungicide sales volumes.

North America Wholesale

•	North America Wholesale EBIT for the first quarter of 2005 was $68-million, an increase of $32-million over 2004 first quarter EBIT of $36-million.

•	First quarter gross profit of $109-million improved upon the $82-million of gross profit reported for the first quarter of 2004 by $27-million. The most significant contributor to the growth was our potash operations with a $16-million increase in gross profit over the first quarter last year reflecting strong demand and a continued tight supply/demand balance. Nitrogen contributed $11-million toward North America Wholesale’s overall gross profit increase. Urea sales volumes were up 67 percent over the first quarter of 2004 due to earlier spring sales caused by the tight urea supply situation in this spring of 2005. Gross profit from ammonia sales declined from the first quarter of last year due to decreased international sales prices and volumes. Overall, domestic nitrogen gross margins were impacted by increased North America gas costs, resulting in higher production costs compared to the first quarter of 2004.

•	Expenses for North America Wholesale were down by $5-million in the first quarter of 2005 compared to the same period of 2004 primarily due to the 2004 settlement of litigation related to our Kenai facility and the resulting elimination of legal expense and earn-out obligations in 2005.

South America Wholesale

•	South America Wholesale EBIT and gross profit were $9-million and $14-million respectively for the first quarter of 2005. Performance was relatively unchanged compared to the first quarter of 2004. Increased gross margin from higher urea prices that were consistent with increased international reference prices, were offset by lower ammonia sales volumes compared to the same quarter last year.

Other

•	EBIT for our Other non-operating business segment for the first quarter of 2005 was down $12-million from the same period last year. The most significant items causing this decrease in EBIT included the recognition of deferred issuance cost on redemption of our eight percent preferred securities in the first quarter of 2005, costs related to exploration of business development opportunities, and increased inter-segment eliminations.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2005	2004 (Note 1)				2003 (Note 1)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	537	720	672	1,011	435	637	561	929
Gross Profit	171	254	231	283	142	204	172	252
Net earnings (loss)	24	98	83	74	11	(113)	22	65
Earnings (loss) per share
-basic	0.18	0.75	0.63	0.56	0.08	(0.90)	0.17	0.52
-diluted	0.18	0.71	0.60	0.52	0.08	(0.90)	0.17	0.47

Note 1: Net earnings (loss) and earnings (loss) per share have been restated to reflect the adoption of new Canadian accounting standards that required preferred securities to be classified as liabilities, and preferred securities charges classified as interest expense.

The fertilizer business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under generally accepted accounting principles (GAAP), and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

We anticipate strong demand for our North American wholesale and retail products this spring as a result of a shortened fall application season and above average 2004 North American crop yields. U.S. corn acres are expected to increase in 2005 while soybean acres are forecast to decline, which should be positive for nutrient use. Improved spring moisture conditions in Western Canada should offset a slight reduction in forecasted planted acreage. Lower crop prices in 2005 could have some impact on nutrient growth rates in countries such as Brazil. However, global grain stocks remain well below historical levels and another large crop will be required in 2005 to keep pace with the growing demand for grain and oilseed products.

The nitrogen market outlook remains positive throughout the first half of 2005 due to strong global demand and limited supplies from several export regions. An anticipated reduction in Chinese urea exports in 2005 due to changes in Chinese government policy should provide additional support to international urea markets. The key risks to the nitrogen outlook over the next year remain the uncertainty around China’s export policies and trade volumes, and the global demand growth rate. In North America, the combination of below average nitrogen producer inventories and reduced offshore urea imports has resulted in a tight supply situation entering the spring application season. High global energy prices, including high North American and European natural gas prices, will continue to impact producer costs and have the potential to influence global nitrogen prices.

Potash market fundamentals remain strong supported by significant growth in offshore potash demand. North American potash producer inventories at the end of March were well below historical averages. The market for phosphate products has remained relatively stable throughout the first quarter of 2005 in spite of a rise in U.S. producer inventory levels. U.S. phosphate exports continue to lag behind last years pace, however higher than expected exports to India and Argentina and increased domestic sales should support the market throughout the second quarter of 2005.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Agrium to buy back shares through a Normal Course Issuer Bid

Agrium has received approval for a Normal Course Issuer Bid from the Toronto Stock Exchange (TSX). Under the Bid, Agrium may purchase for cancellation up to 13,244,520 of its common shares, representing approximately 10 percent of the public float. Purchases under the Bid may commence on May 3, 2005 and may be made until May 2, 2006. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies. The price to be paid will be the market price at the time of acquisition. Agrium believes that the purchase of its common shares through the Bid represents an opportunity to return value to its shareholders. Shareholders may obtain a copy of the Notice of Intention related to the Bid, without charge, by contacting Investor Relations at Agrium.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian, Argentine, and Chilean currencies, South American government policy, South American domestic fertilizer consumption, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

A WEBSITE SIMULCAST of the 2005 First Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 4th at 9:00 a.m. MT (11:00 a.m. ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended
	March 31,
	2005	2004
		Restated (note 2)
Sales	$576	$464
Direct freight	39	29

Net sales	537	435
Cost of product	366	293

Gross profit	171	142

Expenses (income)
Selling, general and administrative	71	66
Depreciation and amortization	38	38
Royalties and other taxes	10	6
Other expenses	—	1

	119	111

Earnings before interest expense and income taxes	52	31
Interest on long-term debt	14	17

Earnings before income taxes	38	14

Current income taxes	11	5
Future income taxes (reduction)	3	(2)

Income taxes	14	3

Net earnings	24	11
Retained earnings — beginning of period	398	145
Change in accounting policy (note 2)	(6)	(4)

Retained earnings — end of period	$416	$152

Earnings per share (note 6)
Basic	$0.18	$0.08
Diluted	$0.18	$0.08

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2005	2004
		Restated (note 2)
Operating
Net earnings	$24	$11
Items not affecting cash
Depreciation and amortization	38	38
Gain on disposal of assets and investments	—	(1)
Future income taxes	3	(2)
Foreign exchange	(3)	(7)
Other	9	3
Net change in non-cash working capital	54	60

Cash provided by operating activities	125	102

Investing
Capital expenditures	(21)	(14)
Increase in other assets	(8)	(1)
Proceeds from disposal of assets and investments	1	1
Net change in non-cash working capital	(11)	—
Other	—	2

Cash used in investing activities	(39)	(12)

Financing
Common shares	9	2
Preferred securities redemption	(175)	—
Long-term debt repayment	(12)	(83)
Common share dividends paid	(7)	(7)

Cash used in financing activities	(185)	(88)

Increase (decrease) in cash and cash equivalents	(99)	2
Cash and cash equivalents — beginning of period	425	200

Cash and cash equivalents — end of period	$326	$202

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	March 31,		Dec. 31,
	2005	2004	2004
		Restated (note 2)	Restated (note 2)
ASSETS
Current assets
Cash and cash equivalents	$326	$202	$425
Accounts receivable	357	288	388
Inventories	605	553	447
Prepaid expenses	62	68	56

	1,350	1,111	1,316
Property, plant and equipment	1,220	1,227	1,239
Other assets	83	78	82
Future income tax assets	24	—	24

	$2,677	$2,416	$2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$640	$605	$472
Current portion of long-term debt	49	46	60

	689	651	532
Long-term debt
Recourse debt	471	502	471
Non-recourse debt	69	104	69
Preferred securities (note 2, 3)	—	175	175

	540	781	715
Other liabilities	259	197	257
Future income tax liabilities	212	134	209

	1,700	1,763	1,713

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2005 – 133 million (2004 – 131 million)	562	543	553
Contributed surplus	2	1	2
Retained earnings	416	152	392
Cumulative translation adjustment	(3)	(43)	1

	977	653	948

	$2,677	$2,416	$2,661

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2.	CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, the Corporation adopted the revised Canadian accounting standards for disclosure and presentation of financial instruments. The amendment requires obligations that must or could be settled with a variable number of the entity’s own equity instruments to be classified as liabilities. Consequently, the Corporation reclassified from equity to liabilities its eight percent preferred securities, redeemed February 14, 2005 and its six percent preferred securities, converted to common shares in January 2004. This change was applied retroactively with restatement of prior periods. The effect of the adoption on prior periods and the cumulative impact of retroactive restatement as at the date of adoption are presented below as increases (decreases):

	As at	As at
	March 31,	December 31,
	2004	2004
Balance Sheet
Other assets	$5	$5
Long-term debt	175	175
Future income tax liabilities	5	8
Preferred securities	(172)	(172)
Retained earnings	(3)	(6)

Three months
ended March 31,
2004
Income Statement
Interest on long-term debt	$4
Future income tax expense	(3)

Earnings per share
Net earnings available for basic earnings per share	1
Denominator for diluted earnings per share (millions of shares)	12
Basic and diluted earnings per share	0.01

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

3.	PREFERRED SECURITIES

On February 14, 2005, the Corporation redeemed the $175-million, eight percent redeemable preferred securities for cash. The redemption price was equal to the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

4.	EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended
	March 31,
	2005	2004
Defined benefit pension plans	$2	$2
Post-retirement benefit plans	2	2
Defined contribution pension plans	5	5

Total expense	$9	$9

5.	STOCK BASED COMPENSATION

The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro forma disclosure of the effect on net earnings and earnings per share had the fair value been expensed. The following table summarizes the pro forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	March 31,
	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
			Restated (note 2)	Restated (note 2)
Net earnings	$24	$24	$11	$10
Earnings per share
Basic	$0.18	$0.18	$0.08	$0.08
Diluted	$0.18	$0.18	$0.08	$0.08

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6.	EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

	Three months ended
	March 31,
	2005	2004
		Restated (note 2)
Numerator:
Net earnings and numerator for basic and diluted earnings per share	$24	$11

Denominator:
Weighted average denominator for basic earnings per share	132	130

Dilutive instruments:
Stock options (a)	1	—
Preferred securities converted to common shares $175-million, eight percent (note 2) (a)	—	12

Denominator for diluted earnings per share	133	142

Basic earnings per share	$0.18	$0.08
Diluted earnings per share	$0.18	$0.08

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 133 million common shares outstanding at March 31, 2005 (2004 – 131 million). The average common shares outstanding during the first quarter of 2005 and 2004 were 132 million and 130 million respectively. As at March 31, 2005, the Corporation has outstanding approximately eight-million (2004 – 10 million) options and options with tandem stock appreciation rights to acquire common shares.

7.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

8.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.

Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

9.	SUBSEQUENT EVENT

On April 28, 2005, the Corporation announced approval of a normal course issuer bid to repurchase up to 13 million of its common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares). Shares may be repurchased for cancellation on the open market between May 3, 2005 and May 2, 2006 at the Corporation’s discretion and funded from existing cash.

Schedule 1

AGRIUM INC.
Segmentation
(Unaudited – millions of U.S. dollars)

	Three Months Ended March 31
			Wholesale
	Retail		North America		South America		Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
		Restated (note 2)		Restated (note 2)		Restated (note 2)		Restated (note 2)		Restated (note 2)
Net sales - external	$179	$155	$340	$260	$18	$20	$—	$—	$537	$435
- inter-segment	—	—	28	16	1	1	(29)	(17)	—	—

Total net sales	179	155	368	276	19	21	(29)	(17)	537	435
Cost of product	128	108	259	194	5	7	(26)	(16)	366	293

Gross profit	51	47	109	82	14	14	(3)	(1)	171	142
Gross profit %	28%	30%	30%	30%	74%	67%	10%	6%	32%	33%

Selling Expenses	$51	$48	$4	$4	$—	$—	$(1)	$—	$54	$52

EBITDA (1)	$1	$(1)	$97	$65	$13	$13	$(21)	$(8)	$90	$69

EBIT (2)	$(3)	$(5)	$68	$36	$9	$10	$(22)	$(10)	$52	$31

(1)	Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	Earnings (loss) before interest expense and income taxes.

Schedule 2

AGRIUM INC.
Product Lines
Three Months Ended March 31
(Unaudited – millions of U.S. dollars)

	2005					2004 (Restated (note 2))
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)

North America Wholesale
Nitrogen (1)
Ammonia	$74	$11	273	$271	40	$74	$23	282	$262	82
Urea	127	37	502	253	74	65	17	300	217	57
Nitrate, Sulphate and Other	63	14	297	212	47	47	11	241	195	46

Total Nitrogen	264	62	1,072	246	58	186	51	823	226	62
Phosphate	46	11	158	291	70	43	11	166	259	66
Potash (2)	58	36	401	145	90	47	20	440	107	45

	368	109	1,631	226	67	276	82	1,429	193	57

South America Wholesale (1)	19	14	85	224	165	21	14	104	202	135

Retail (3)
Fertilizers	92	22				74	19
Chemicals	66	22				57	20
Other	21	7				24	8

	179	51				155	47

Other inter-segment eliminations	(29)	(3)				(17)	(1)

Total	$537	$171				$435	$142

(1)	International nitrogen sales were 278,000 tonnes (2004 – 319,000); net sales were $55-million (2004 – $67-million) and gross profit was $27-million (2004 – $32-million).

(2)	International potash sales were 230,000 tonnes (2004 – 158,000); net sales were $27-million (2004 – $12-million) and gross profit was $18-million (2004 – $6-million).

(3)	International Retail net sales were $13-million (2004 – $10-million) and gross profit was $1-million (2004 – $2-million).